UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41613

Enlight Renewable Energy Ltd.
(Translation of registrant’s name into English)

13 Amal St., Afek Industrial Park
Rosh Ha’ayin, Israel
+ 972 (3) 900-8700
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Enlight Renewable Energy (“Enlight”, "the Company”), a leading renewable energy platform, will release its financial results for the first quarter ended March 31, 2025, on Tuesday, May 6, 2025.

Conference Call Information

Enlight will host conference calls in English and in Hebrew to review its financial results and business outlook.

•	The Hebrew call will be held on Tuesday, May 6, 2025, at 5:00 AM ET / 12:00 PM Israel time.
•	The English call will be held on the same date at 8:00 AM ET / 3:00 PM Israel time.

Management will deliver prepared remarks followed by a question-and-answer session in both conference calls.

For the conference call in English, please pre-register to join using the following link:
https://register-conf.media-server.com/register/BI2f3b7998abd744a590906d1adabe0ad1

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

English Webcast

To join the English webcast, please use the following link: https://edge.media-server.com/mmc/p/z2k323sj

Hebrew Webcast

To join the Hebrew webcast, please use the following link: https://enlightenergy-co-il.zoom.us/webinar/register/WN_8lhirHEnQLyQju1pvoxZGg

The press release with the financial results as well as the investor presentation materials will be accessible on the Company’s website prior to the conference call. Approximately one hour after completion of the live calls, an archived version of the English webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/events/.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 10 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023. Learn more at www.enlightenergy.co.il.

Investor Contact

Yonah Weisz
Director IR
investors@enlightenergy.co.il

Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
+1 617 542 6180
investors@enlightenergy.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlight Renewable Energy Ltd.

Date: April 28, 2025	By:	/s/ Lisa Haimovitz
Lisa Haimovitz
VP General Counsel